February 11, 2019

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aphria Inc.

Schedule 14D-1F filed January 23, 2019, as amended February 7, 2019, by Green Growth Brands Inc.

SEC File No. 005-90755

Dear Mr. Duchovny:

On behalf of Green Growth Brands Inc. (the “Company” or “Green Growth”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated February 8, 2019 (the “Comment Letter”) with respect to the above-referenced Tender Offer Statement on Schedule 14D-1F (the “Schedule 14D-1F”), as filed with the Commission on January 23, 2019 and amended on February 7, 2019.

This letter is being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-1F.

Schedule 14D-1F

III. Compliance with the Exchange Act

1.

Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

The Company confirms that it has not received any waivers or exemptions from applicable Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b).

Cover Page of Schedule 14D-1F

2.

Please revise your document to include all of the legends required by Item 2 of Part I of Schedule 14D-1F. Also, ensure that all of the required legends appear on the outside front cover of the home jurisdiction document. See Schedule 14D-1F.

We respectfully acknowledge the Staff’s comment. The outside front cover page of the Schedule 14D-1F has been prepared in accordance with the Canadian home country rules and practice, and U.S. securityholders are prominently directed to the legends contained in the “Notice to Shareholders in the United States” section in the forepart of the Schedule 14D-1F. The legends required by Item 2 of Part I of Schedule 14D-1F are, subject to minor drafting variations, included in the “Notice to Shareholders in the United States” disclosures in the forepart of the Schedule 14D-1F.

3.

Refer to the paragraph captioned “Purchase Outside the Offer” on page viii. You state that you may make purchases outside the offer “…as permitted by the U.S. federal securities Laws.” Please tell what law would permit such purchases in the context of your offer. Refer to Rule 14e-5.

The Company confirms that purchases by the Company outside the Offer would be conducted in compliance with applicable Canadian provincial securities laws and regulations and in compliance with Rule 14e-5(b)(12) under the Exchange Act.

* * *

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions with respect to this matter, please contact the undersigned at 647-495-8798.

Very truly yours,

/s/ Kent Kiffner
Kent Kiffner
General Counsel

cc:	Peter Horvath

Green Growth Brands Inc.